UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



02043310



SEC MAIL PROCESSING
RECEIVED
JUL 18 2002
WASH. D.C. 152 SECTION

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Canadian Natural Resources Limited
Files Application for Approval of Horizon Oil Sands Project
Press Release dated June 28, 2002

CANADIAN NATURAL RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Canada	1-8795	Not applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2500, 855 – 2nd Street S.W., Calgary, Alberta, Canada — T2P 4J8
(Address of principal executive offices) — (Zip Code)

Registrant's telephone number, including area code: (403) 517-6700

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN NATURAL RESOURCES LIMITED
(Registrant)

Date: July 15, 2002

By: 
B. E. McGRATH
Assistant Corporate Secretary

CANADIAN NATURAL RESOURCES LIMITED



Press Release

CANADIAN NATURAL RESOURCES LIMITED
FILES APPLICATION FOR APPROVAL OF HORIZON OIL SANDS PROJECT
CALGARY, ALBERTA – June 28, 2002 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") is pleased to announce that it has applied for regulatory approval to construct, operate and reclaim the proposed Horizon Oil Sands Project located about 80 km north of Fort McMurray in northeastern Alberta's Regional Municipality of Wood Buffalo.

In commenting on the filing, Canadian Natural's Chairman, Allan Markin stated, "This marks a significant milestone in the building and expansion of our asset base for the benefit of our shareholders. The Horizon Oil Sands Project represents a strengthening of our asset base by providing diversification through addition of long life self sustaining oil sands business in combination with our existing natural gas and conventional oil business. There are very few projects in the world that can bring on 232,000 barrels per day of light sweet crude with no decline for 50 years."

This application for regulatory approval of the Horizon Oil Sands Project is designed to meet the requirements of the Alberta Oil Sands Conservation Act and the Alberta Environmental Protection and Enhancement Act. In May 2001, Canadian Natural released a public disclosure document formally initiating the regulatory process. Environmental and social impact assessments, in parallel with the comprehensive public and regulatory consultations, are part of the process. The project is planned to produce 270,000 barrels per day of bitumen from a three phased surface mining development. An on-site upgrader, which will process the oil sands bitumen to produce 232,000 barrels per day of light sweet synthetic crude is incorporated into the planned project.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and offshore West Africa.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: (403) 517-6700
Facsimile: (403) 517-7350
Email: investor.relations@cnrl.com
Website: www.cnrl.com

ALLAN P. MARKIN
Chairman

JOHN G. LANGILLE
President

STEVE W. LAUT
Executive Vice-President
Operations

Trading Symbols
Toronto Stock Exchange – **CNQ**
New York Stock Exchange – **CED**